Exhibit 1

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

For release only in the United States

DENISON ANNOUNCES PROPOSED STRATEGIC AND OFFTAKE RELATIONSHIP WITH KEPCO AND CDN$94.9 MILLION EQUITY PLACEMENT

Toronto, ON – April 14, 2009... (Amounts are in Canadian dollars except where otherwise indicated)...Denison Mines Corp. (DML:TSX) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to announce that it has entered into a non-binding memorandum of understanding with Korea Electric Power Corporation (‘KEPCO”). The agreement provides that KEPCO will execute a proposed offtake agreement to purchase 20% of Denison’s U3O8 production and acquire by private placement approximately 58 million common shares of Denison representing 19.9% of the post-transaction shares outstanding for gross proceeds of CDN$75.4 million.

The terms of the proposed agreement also stipulate that entities nominated by or affiliated with Denison’s chairman, Lukas Lundin, will acquire approximately 15 million common shares for additional gross proceeds of CDN$19.5 million.

The share placement issue price of CDN$1.30 per share represents a 15% premium to the 30-day moving average price prior to the execution of the memorandum. The offering may be completed by way of a combination of a private placement or through a public offering of common shares qualified through a prospectus. Proceeds will be used to reduce bank debt and to advance development projects.

The offtake agreement will provide for deliveries commencing in 2010 with minimum deliveries of 510,000 to 690,000 pounds of U3O8 per year from 2010 to 2015. The purchase price per pound of the U3O8 will be on industry standard terms.

KEPCO has the right to appoint two directors to Denison’s board of directors and a right of first offer to acquire up to 20% of any assets Denison acquires with a partner or sells.

These transactions are subject to the completion of due diligence by KEPCO, execution and delivery of definitive agreements on or before June 15, 2009 and receipt of certain regulatory approvals including Toronto Stock Exchange and NYSE Amex approval.

KEPCO was advised by RD Capital of Kelowna with respect to the memorandum of understanding.

This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. The common shares will not be and have not been registered under the United States Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.

About Denison

Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. Denison also has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.

For more information, please contact

E. Peter Farmer	(416) 979-1991 Extension 231
Chief Executive Officer

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Operating Officer

James R. Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer

Cautionary Statements

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Forward looking statements include, but are not limited to, statements with respect to the proposed transaction announced. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: the need for continued cooperation by the parties to the proposed transactions in this negotiation and execution of definitive agreement, and performance of their obligations thereunder; unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 26, 2009 available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Annual Report on Form 40-F of Denison for the year ended December 31, 2008 and other continuous disclosure documents filed since December 31, 2008 available at http://www.sedar.com, for further information relating to their mineral resources and mineral reserves.